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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)
                              (AMENDMENT NO. 2)/1/



                        MENDOCINO BREWING COMPANY, INC.
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                               (NAME OF ISSUER)

                                 Common Stock
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                        (TITLE OF CLASS OF SECURITIES)

                                  586579 10 4
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                                (CUSIP NUMBER)

                             Alan Talkington, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                            San Francisco, CA 94111
                                 (415) 773-5762


(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                               November 30, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box (R).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (PAGE 1 OF 5 PAGES)


-------------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 586579 10 4                 13D                                 Page 2
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1. NAME OF REPORTING PERSON                    United Breweries of America, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (A)[_]
                                                                          (B)[X]
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3. SEC USE ONLY
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4. SOURCE OF FUNDS                                                       OO, AF
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                           [_]
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
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6. CITIZENSHIP OR PLACE OF ORGANIZATION                                 Delaware
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   NUMBER OF         7. SOLE VOTING POWER
                        2,119,647
    SHARES         -------------------------------------------------------------
                     8. SHARED VOTING POWER
 BENEFICIALLY           0
                   ------------------------------------------------------------
   OWNED BY          9. SOLE DISPOSITIVE POWER
                        2,119,647
EACH REPORTING     -------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
 PERSON WITH            0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,119,647
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     44.5%
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14. TYPE OF REPORTING PERSON                                                 CO
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CUSIP NO. 586579 10 4                 13D                                 Page 3
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1. NAME OF REPORTING PERSON                                        Vijay Mallya

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (A)[_]
                                                                          (B)[X]
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS                                                       OO, AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                           [_]
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION                                    India
--------------------------------------------------------------------------------
   NUMBER OF         7. SOLE VOTING POWER
                        2,119,647
    SHARES         -------------------------------------------------------------
                     8. SHARED VOTING POWER
 BENEFICIALLY           0
                   ------------------------------------------------------------
   OWNED BY          9. SOLE DISPOSITIVE POWER
                        2,119,647
EACH REPORTING     -------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
 PERSON WITH            0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,119,647
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     44.5%
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14. TYPE OF REPORTING PERSON                                                 IN
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                                                                        Page 4


    United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Vijay Mallya ("Mallya"), hereby amend the single joint statement on
Schedule 13D as amended by Amendment No. 1 (the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, no par value (the "Common Stock"), of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

    The last sentence of the first paragraph of Item 3 is hereby amended to read as follows:

    In addition, pursuant to the Investment Agreement, the Issuer issued 211,765 shares of Common Stock to the Reporting Person in exchange for $900,000 as of November 15, 1997 and 305,882 shares of Common Stock to the Reporting Person as of November 30, 1997 in exchange for $1,300,000.

    The last sentence of the last paragraph of Item 3 is hereby amended to read as follows:

    As of November 30, 1997, the Reporting Person paid the Issuer $2,200,000 in exchange for an additional 517,647 shares of Common Stock, which amount was provided by the Reporting Person from capital contributions it received from its affiliates.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

    The second paragraph of Item 4, captioned "Purchase of Shares" is hereby deleted in its entirety.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER
-----------------------------------------

    The first paragraph of subsection (a) of Item 5 is hereby amended in its entirety to read as follows:

        (a) As of November 30, 1997, the Reporting Person is the beneficial owner of 2,119,647 shares of Common Stock of the Issuer, constituting approximately 44.5% of the shares of Common Stock outstanding.
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                                                                       Page 5


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 1997

                                   UNITED BREWERIES OF AMERICA, INC.



                                    By   /s/ VIJAY MALLYA
                                      -------------------
                                    Name:  Vijay Mallya
                                    Title:  Chairman and Chief Executive Officer


                                    VIJAY MALLYA



                                    By   /s/ VIJAY MALLYA
                                      -------------------
                                         Vijay Mallya